UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: June 12, 2019

Emerald Health Pharmaceuticals Inc.

(Exact name of issuer as specified in its charter)

Delaware

State or other jurisdiction of incorporation or organization

82-0669961

(I.R.S. Employer Identification No.)

5910 Pacific Center Blvd., Suite 300, San Diego, CA 92121

(Full mailing address of principal executive offices)

(858) 352 - 0622

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 8. Certain Unregistered Sales of Equity Securities

On June 7, 2019, pursuant to a Notice of Demand received by our majority stockholder, Emerald Health Sciences Inc. (“EHS”), $2,500,000 of unpaid principal balance under a Loan Agreement, dated as of September 1, 2017, as amended on January 26, 2018, between EHS and Emerald Health Pharmaceuticals Inc. (“EHP”) was converted at a conversion price of $2.00 per share into 1,250,000 shares of common stock of EHP.

The issuance of the shares of common stock was exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption for transactions by an issuer not involved in any public offering under Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder and corresponding state securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERALD HEALTH PHARMACEUTICALS INC.,
a Delaware corporation

	By:	/s/ James DeMesa
James DeMesa
Chief Executive Officer

Date: June 12, 2019

2